Exhibit 99.1

MEDIA RELEASE
July 29, 2026

Algoma Steel Group Inc. Reports Financial Results for the Three Months Ended June 30, 2026

Adjusted EBITDA of $13.8 Million, In-Line with Previously Announced Expectations

Second Consecutive Quarter of Record Plate Sales as Plate-First Strategy Scales

EAF Unit Two Construction Nearing Completion, with First Steel Production Expected in the Third Quarter of 2026

SAULT STE. MARIE, ONTARIO (July 29, 2026) – Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or “the Company”), a leading Canadian producer of steel plate and hot-rolled sheet products, today announced results for the three-month period ended June 30, 2026.

Unless otherwise specified, all amounts are in Canadian dollars.

Business Highlights and Second Quarter 2026 to Second Quarter 2025 Comparisons

Comparisons between Q2 2026 and Q2 2025 were significantly impacted by the transition from legacy blast furnace operations to the Company’s Electric Arc Furnace (“EAF”) platform. In the prior-year quarter, the Company produced steel exclusively from its legacy blast furnace operations, which were permanently halted on January 18, 2026 after the unprecedented 50% U.S. Section 232 tariff fundamentally altered and permanently disrupted the Company's historical cross-border business model, effectively foreclosing its traditional access to the U.S. market. In the second quarter of 2026, all liquid steel production was sourced from the Company’s first EAF unit, which continues to ramp up.

•	Consolidated revenue of $267.5 million, compared to $589.7 million in the prior-year quarter.

•	Consolidated loss from operations of $134.2 million, compared to a loss from operations of $85.1 million in the prior-year quarter.

•	Net loss of $96.0 million, compared to a net loss of $110.6 million in the prior-year quarter.

•	Adjusted EBITDA of $13.8 million and Adjusted EBITDA margin of 5.2%, inclusive of a $45.0 million final insurance settlement and a $54.7 million capacity utilization adjustment, compared to an Adjusted EBITDA loss of $32.4 million and Adjusted EBITDA margin of (5.5%) in the prior-year quarter. See “Non-GAAP Financial Measures” below.

•	Direct tariff costs of $18.7 million, compared to $64.1 million in the prior-year quarter.

•	Cash used in operating activities of $79.4 million, compared to $37.9 million in the prior-year quarter.

•	Shipments of 181,473 tons, compared to 472,056 tons in the prior-year quarter, reflecting the transition to EAF-only steelmaking and the continued pivot toward the Canadian plate market.

Rajat Marwah, the Company’s Chief Executive Officer, commented, “The second quarter demonstrated the resilience of our transformed business against a stubbornly challenging industry backdrop. We delivered a second consecutive quarter of record plate sales, our first EAF unit continued to ramp up as expected, and transition costs declined meaningfully from the first quarter. With commissioning activities commencing at the second EAF unit and first steel expected in the third quarter, we are entering the final phase of the most significant transformation in Algoma’s history.”

Mr. Marwah continued, “While the 50% U.S. Section 232 tariffs continue to effectively foreclose our traditional access to the U.S. market, our pivot to a Canada-centric, plate-first strategy is working. As Canada’s only producer of discrete plate, we are uniquely positioned to serve growing infrastructure, construction, and defence demand, and the recent rise in steel prices is encouraging. We are grateful for the continued support of the federal and provincial governments as we complete this transition and build a stronger, more sustainable Canadian steel industry.”

Michael Moraca, the Company’s Chief Financial Officer, commented, “Adjusted EBITDA of $13.8 million came in line with our previously disclosed guidance, supported by record plate sales, a 20% increase in average net sales realization per ton versus the prior-year quarter, and the benefit of a $45.0 million final insurance settlement. Results also include a $54.7 million capacity utilization adjustment tied to excess fixed costs from our previous operating configuration, down from $90.2 million in the first quarter and on track to be eliminated by the fourth quarter as the EAF ramp-up continues. We ended the quarter with approximately $437 million in total available liquidity, and with capital expenditures well below peak EAF construction levels, we remain focused on disciplined cash management as we complete the ramp-up and position the business for improved profitability.”

Second Quarter 2026 Financial Results

Second quarter revenue totaled $267.5 million, compared to $589.7 million in the prior-year quarter. Steel revenue was $247.0 million, compared to $534.4 million in the prior-year quarter. Average net sales realization per ton of steel sold was $1,361, compared to $1,132 in the prior-year quarter, an increase of 20.2%, reflecting improved product mix under the Company’s plate-first strategy.

Loss from operations was $134.2 million, compared to a loss of $85.1 million in the prior-year quarter. The year-over-year increase was primarily due to lower steel shipments resulting from the continued impact of U.S. Section 232 tariffs, which significantly restricted the Company's historical U.S. export business. This was partially offset by increased plate shipment volume, lower labour and other fixed costs, and a $2.1 million decrease in administrative and selling expenses.

Net loss in the second quarter was $96.0 million, compared to a net loss of $110.6 million in the prior-year quarter. The decrease primarily reflects $45.0 million in insurance proceeds recognized in other income and a foreign exchange gain of $18.8 million, compared to a foreign exchange loss of $31.5 million in the prior-year quarter. These items were partially offset by the higher loss from operations and a $38.9 million decrease in income tax recovery.

Adjusted EBITDA in the second quarter was $13.8 million, resulting in an Adjusted EBITDA margin of 5.2%. This compares to an Adjusted EBITDA loss of $32.4 million, or an Adjusted EBITDA margin of (5.5%), in the prior-year quarter. Adjusted EBITDA in the quarter includes the benefit of the $45.0 million final insurance settlement related to the January 2024 utility corridor incident. Average realized price of steel net of freight and non-steel revenue was $1,361 per ton, compared to $1,132 per ton in the prior-year quarter. Cost per ton of steel products sold was $1,411, compared to $1,144 in the prior-year quarter, primarily reflecting lower fixed-cost absorption at reduced production volumes during the EAF ramp-up. Shipments for the second quarter decreased by 61.6% to 181,473 tons, compared to 472,056 tons in the prior-year quarter. See “Non-GAAP Financial Measures” below for an explanation of Adjusted EBITDA and a reconciliation of net loss to Adjusted EBITDA.

Insurance Settlement

During the second quarter, the Company and its insurers reached a full and final settlement of $145.0 million, net of applicable deductibles, in respect of the January 2024 structural utility corridor collapse, of which $45.0 million was recognized in other income in the quarter.

Electric Arc Furnace

The second quarter of 2026 was the second full quarter in which all liquid steel production was sourced entirely from the Company’s EAF facility. Ramp-up activities continue to progress in line with expectations. The Unit One EAF furnace and associated melt shop assets are performing as designed, with quality metrics achieved across a range of plate and hot-rolled coil product grades, and operations continue on a full 24-hour-per-day schedule. Construction activities on the second EAF unit are nearing completion, with first steel production expected in the third quarter of 2026.

The capacity utilization adjustment of $54.7 million in the quarter represents excess fixed costs carried by the Company beyond what was required to operate the EAF and its supplied downstream operations at the volumes produced, primarily labour, equipment leases and rentals, fixed utilities, and maintenance costs associated with legacy assets. These costs declined from $90.2 million in the first quarter and are expected to decline further over the next three months and be fully eliminated by the fourth quarter of 2026.

As Canada’s only producer of discrete plate, the Company holds a unique competitive position in this segment. Plate demand from infrastructure, construction, and defence end-markets remained healthy during the quarter, supporting a second consecutive quarter of record plate sales, and the Company expects plate production to continue to increase as the EAF ramp-up progresses through 2026.

Following completion of the EAF transformation, Algoma’s facility is expected to have an annual raw steel production capacity of approximately 3.7 million tons and is projected to reduce annual carbon emissions by approximately 70% from pre-EAF levels.

Trade Environment and Strategic Response

The 50% U.S. Section 232 tariff on steel imports from Canada remained in effect throughout the second quarter, with product coverage continuing to expand across downstream and derivative steel products, further disrupting established North American supply chains. The Company incurred $18.7 million in direct tariff costs in the quarter, compared to $64.1 million in the prior-year quarter, reflecting the deliberate reduction of U.S.-bound volumes. Shipments to the United States represented 23% of total steel shipments in the quarter, compared to 54% in the prior-year quarter and a historical range of approximately 45% to 55%.

The Canadian steel market remains supply-pressured, with domestic coil pricing held down by oversupply from domestic producers displaced from the U.S. market, the continued presence of U.S. steel in the Canadian market, and import offers priced at less-than-fair-value. Algoma’s strategic response, concentrating production on discrete plate, where it enjoys a pricing premium and a unique market position, is designed to mitigate these dynamics.

On April 7, 2026, the Company announced the formation of Roshel Algoma Defence Solutions, a joint venture with Roshel Inc., a Canadian-owned defence manufacturer of armoured vehicles. The joint venture is expected to support the development of domestic ballistic steel and related manufacturing capabilities in Canada.

Algoma’s Memorandum of Understanding with Hanwha Ocean Co. Ltd. (“Hanwha Ocean”), announced in January 2026, has been suspended. The MOU was subject to Hanwha Ocean being awarded and entering into an effective contract under the Canadian Patrol Submarine Project (“CPSP”) and the negotiation and execution of definitive agreements with the Company. On July 6, 2026, the Government of Canada announced that Thyssenkrupp Marine Systems was selected under the CPSP procurement process.

Liquidity

At June 30, 2026, the Company had cash of $62.6 million, unused availability under its Revolving Credit Facility of $206.7 million, and $168.0 million available to draw under the LETL Facilities, for total available liquidity of approximately $437 million. During the second quarter, the Company received $124.5 million in governmental loan advances under the LETL Facilities to support operations and the completion of the EAF transition. Capital expenditures in the quarter were $29.0 million, compared to $97.4 million in the prior-year quarter, reflecting the substantial completion of EAF construction. No dividends were declared during the quarter.

Conference Call and Webcast Details

A webcast and conference call will be held on Thursday, July 30, 2026 at 11:00 a.m. EDT to review the Company’s results for the three-month period ended June 30, 2026, discuss recent events, and conduct a question-and-answer session.

The live webcast and archived replay of the conference call can be accessed on the Investors section of the Company’s website at ir.algoma.com. For those unable to access the webcast, the conference call will be accessible domestically or internationally by dialing 877-425-9470 or 201-389-0878, respectively. Upon dialing in, please request to join the Algoma Steel Second Quarter 2026 Conference Call. To access the replay of the call, dial 844-512-2921 (domestic) or 412-317-6671 (international) and enter passcode 13761609.

Consolidated Financial Statements and Management’s Discussion and Analysis

The Company’s condensed interim consolidated financial statements for the three and six-month periods ended June 30, 2026 and Management’s Discussion & Analysis thereon are available under the Company’s profile on the U.S. Securities and Exchange Commission’s (“SEC”) EDGAR website at www.sec.gov and under the Company’s profile on SEDAR+ at www.sedarplus.ca. These documents are also available on the Company’s website, www.algoma.com, and shareholders may receive hard copies of such documents free of charge upon request by contacting IR@algoma.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), including statements regarding imposed and threatened tariffs, including the impact, timing and resolution thereof, trends in the pricing of steel, Algoma’s transition to EAF steelmaking and the expected benefits thereof, the expected timing of completion of construction and commencement of production at the Company’s second EAF unit, the expected timing and amount of reduction and elimination of capacity utilization adjustments and other costs associated with the EAF ramp-up, expected growth in the Company’s plate production and shipment volumes, the Company’s expected annual raw steel production capacity and reduction in carbon emissions, Algoma’s future as a leading producer of green steel, the potential impacts of inflationary pressures, the Company’s ability to preserve and strengthen near-term liquidity and financial flexibility, the availability and receipt of governmental funding and support, the potential benefits of the Roshel Algoma Defence joint venture and sovereign ballistic steel capabilities, labor availability, global supply chain disruptions on costs, and the Company’s strategy, plans or future financial or operating performance. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including those set forth in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Information” in Algoma’s Annual Information Form, filed under the Company’s SEDAR+ profile at www.sedarplus.ca and with the SEC as part of Algoma’s Annual Report on Form 40-F at www.sec.gov. Forward-looking statements speak only as of the date they are made. Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Non-GAAP Financial Measures

To supplement our financial statements, which are prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS Accounting Standards”), we use certain non-GAAP measures to evaluate the performance of Algoma. These terms do not have any standardized meaning prescribed within IFRS Accounting Standards and, therefore, may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS Accounting Standards measures by providing a further understanding of our financial performance from management’s perspective.

EBITDA refers to net income or loss before depreciation of property, plant, equipment and amortization of intangible assets, finance costs, interest on pension and other post-employment benefit obligations and income taxes. Adjusted EBITDA refers to EBITDA before foreign exchange loss (gain), finance income, carbon tax, changes in fair value of IPO and LETL Warrants, earnout rights, share-based compensation liabilities, share-based compensation related to the Company’s Omnibus Long Term Incentive Plan, derivatives, certain inventory adjustments, impairment loss, legal settlements and legacy contracts, severance costs, stranded inventory and capacity utilization. Legal settlements and legacy contracts includes costs associated with the resolution of claims, settlements, legacy contractual matters and related legal costs. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by revenue for the corresponding period. Adjusted EBITDA is not intended to represent cash flow from operations, as defined by IFRS Accounting Standards. We consider Adjusted EBITDA to be a meaningful measure to assess our operating performance in addition to IFRS Accounting Standards. See the financial tables below for a reconciliation of net loss to Adjusted EBITDA.

About Algoma Steel

Based in Sault Ste. Marie, Ontario, Algoma is a leading Canadian producer of high-quality plate and sheet steel products, proudly supporting critical sectors including energy, defence, automotive, shipbuilding, and infrastructure. Guided by a purpose to build better lives and a greener future, Algoma is shaping the next generation of sustainable steelmaking in Canada.

With the transition to electric arc furnace (EAF) steelmaking and a modernized plate mill, Algoma is redefining how steel is made in Canada. Powered by Ontario’s clean electricity grid, this transformation represents one of the largest industrial decarbonization initiatives in North America and is expected to reduce carbon emissions by approximately 70% once fully transitioned. These advancements provide stability for continued investment in diversification projects aligned with Canada’s evolving needs.

This new chapter also introduces Volta™, the brand for all steel produced through Algoma’s EAF technology. Volta delivers the same trusted performance customers rely on, with significantly lower emissions—produced safely, sustainably, and proudly in Canada.

Building on more than a century of steelmaking expertise, Algoma continues to invest in its people, processes, and technologies to strengthen domestic supply chains and deliver responsible, Canadian-made steel that helps build a better tomorrow.

For more information, please contact:

Michael Moraca

Chief Financial Officer

Algoma Steel Group Inc.

Phone: 705.945.3300
E-mail: IR@algoma.com

Algoma Steel Group Inc. Condensed Interim Consolidated Statements of Financial Position (Unaudited)

As at,	June 30, 2026	December 31, 2025
expressed in millions of Canadian dollars
Assets
Current
Cash	$62.6	$77.5
Restricted cash	-	0.1
Taxes receivable	217.8	206.9
Accounts receivable, net	213.3	192.7
Inventories	449.0	569.3
Prepaid expenses and deposits	30.2	30.4
Other assets	6.3	5.5
Total current assets	$979.2	$1,082.4
Non-current
Property, plant and equipment, net	$1,082.5	$1,029.9
Intangible assets, net	0.2	0.3
Other assets	1.8	3.3
Total non-current assets	$1,084.5	$1,033.5
Total assets	$2,063.7	$2,115.9
Liabilities and Shareholders' Equity
Current
Bank indebtedness	$73.4	$170.2
Accounts payable and accrued liabilities	211.3	203.9
Taxes payable and accrued taxes	45.6	32.7
Current portion of other long-term liabilities	3.8	5.8
Current portion of governmental loans	0.3	14.0
Current portion of environmental liabilities	4.5	4.7
Severance cost liability	36.5	45.8
IPO Warrant liability	0.9	2.5
Earnout liability	3.5	3.7
Share-based payment compensation liability	13.4	14.1
Total current liabilities	$393.2	$497.4
Non-current
Senior secured lien notes	$495.0	$476.6
Long-term governmental loans	348.3	192.3
Accrued pension liability	105.7	153.0
Accrued other post-employment benefit obligation	194.9	193.0
Other long-term liabilities	179.3	70.7
Environmental liabilities	34.2	34.3
LETL Warrant liability	17.5	7.5
Total non-current liabilities	$1,374.9	$1,127.4
Total liabilities	$1,768.1	$1,624.8
Shareholders' equity
Capital stock	$982.3	$975.5
Accumulated other comprehensive income	465.7	414.4
Deficit	(1,153.3)	(897.9)
Contributed surplus (deficit)	0.9	(0.9)
Total shareholders' equity	$295.6	$491.1
Total liabilities and shareholders' equity	$2,063.7	$2,115.9

Algoma Steel Group Inc. Condensed Interim Consolidated Statements of Net Loss (Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
expressed in millions of Canadian dollars, except for per share amounts
Revenue	$267.5	$589.7	$564.4	$1,106.8

Operating expenses
Cost of sales	$372.8	$643.8	$796.3	$1,269.9
Administrative and selling expenses	28.9	31.0	55.8	61.9
Loss from operations	$(134.2)	$(85.1)	$(287.7)	$(225.0)

Other (income) and expenses
Finance income	$(0.5)	$(2.5)	$(1.1)	$(5.3)
Finance costs	21.4	18.5	32.9	36.3
Interest on pension and other post-employment benefit obligations	3.5	3.9	7.1	7.9
Foreign exchange (gain) loss	(18.8)	31.5	(33.1)	32.4
Other income	(47.8)	-	(47.9)	(50.0)
Change in fair value of Initial Public Offering ("IPO") and Large Enterprise
Tariff Loan ("LETL") Warrant liabilities	2.1	4.6	7.8	(34.5)
Change in fair value of earnout liability	-	1.3	-	(3.1)
Change in fair value of share-based compensation liability	(0.1)	5.1	-	(10.3)
	$(40.2)	$62.4	$(34.3)	$(26.6)
Loss before income taxes	$(94.0)	$(147.5)	$(253.4)	$(198.4)
Income tax expense (recovery)	2.0	(36.9)	2.0	(63.3)
Net loss	$(96.0)	$(110.6)	$(255.4)	$(135.1)

Net loss per common share
Basic	$(0.88)	$(1.02)	$(2.34)	$(1.24)
Diluted	$(0.88)	$(1.02)	$(2.34)	$(1.28)

Algoma Steel Group Inc. Condensed Interim Consolidated Statements of Cash Flows (Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
expressed in millions of Canadian dollars
Operating activities
Net loss	$(96.0)	$(110.6)	$(255.4)	$(135.1)
Items not affecting cash:
Depreciation of property, plant and equipment and intangible assets	23.0	38.2	56.4	73.2
Deferred income tax expense (recovery)	-	0.5	-	(1.5)
Pension funding in excess of expense	(3.1)	(3.3)	(6.7)	(5.1)
Post-employment benefit funding in excess of expense	(2.2)	(1.7)	(4.1)	(3.4)
Unrealized foreign exchange (gain) loss on:
accrued pension liability	(2.3)	9.1	(4.7)	9.3
post-employment benefit obligations	(3.7)	10.8	(7.0)	11.0
Finance costs	21.4	18.5	32.9	36.3
Loss on disposal of property, plant and equipment	0.3	-	0.4	-
Interest on pension and other post-employment benefit obligations	3.5	3.9	7.1	7.9
Other income	(47.8)	-	(47.9)	(50.0)
Accretion of governmental loans and environmental liabilities	5.6	5.1	3.4	9.1
Unrealized foreign exchange (gain) loss on government loan facilities	(7.0)	8.1	(12.0)	8.3
Increase (decrease) in fair value of IPO and LETL Warrant liabilities	2.1	4.6	7.8	(34.5)
Increase (decrease) in fair value of earnout liability	-	1.3	-	(3.1)
(Decrease) increase in fair value of share-based compensation liability	(0.1)	5.1	-	(10.3)
Other	0.8	7.7	(1.4)	12.3
	$(105.5)	$(2.7)	$(231.2)	$(75.6)
Net change in non-cash operating working capital	26.2	(70.1)	133.2	95.3
Environmental liabilities paid	(0.1)	(0.1)	(0.1)	(0.5)
Insurance proceeds for operating expenses	-	35.0	6.5	35.0
Cash (used in) generated by operating activities	$(79.4)	$(37.9)	$(91.6)	$54.2
Investing activities
Acquisition of property, plant and equipment	$(29.0)	$(97.4)	$(49.4)	$(224.4)
Insurance proceeds for property damage	-	15.0	-	15.0
Cash used in investing activities	$(29.0)	$(82.4)	$(49.4)	$(209.4)
Financing activities
Bank indebtedness advanced (repaid), net	$4.4	$16.1	$(99.4)	$16.0
Restricted cash	-	-	0.1	-
Governmental loans received	127.6	16.3	255.1	16.3
Repayment of governmental loans	-	(6.2)	(0.1)	(12.5)
Interest paid	(26.2)	(23.4)	(29.9)	(24.5)
Dividends paid	-	(14.8)	-	(14.8)
Other	(1.1)	(0.7)	(1.8)	1.5
Cash generated by (used in) financing activities	$104.7	$(12.7)	$124.0	$(18.0)
Effect of exchange rate changes on cash	$1.0	$(11.0)	$2.1	$(11.2)
Cash
Decrease in cash	(2.7)	(144.0)	(14.9)	(184.4)
Opening balance	65.3	226.5	77.5	266.9
Ending balance	$62.6	$82.5	$62.6	$82.5

Algoma Steel Group Inc. Reconciliation of Net Loss to EBITDA and Adjusted EBITDA

	Three months ended June 30,		Six months ended June 30,
millions of dollars	2026	2025	2026	2025
Net loss	$(96.0)	$(110.6)	$(255.4)	$(135.1)
Depreciation of property, plant and equipment and amortization of intangible assets	23.0	38.2	56.4	73.2
Inventory adjustments (depreciation on property, plant & equipment in inventory)	(0.5)	0.5	(8.2)	1.5
Finance costs	21.4	18.5	32.9	36.3
Finance income	(0.5)	(2.5)	(1.1)	(5.3)
Interest on pension and other post-employment benefit obligations	3.5	3.9	7.1	7.9
Income tax expense (recovery)	2.0	(36.9)	2.0	(63.3)
EBITDA (ii)	$(47.1)	$(88.9)	$(166.3)	$(84.8)
Foreign exchange (gain) loss	(18.8)	31.5	(33.1)	32.4
Carbon tax	7.5	10.4	13.5	13.9
Change in fair value of financial instruments (i)	2.0	11.0	7.8	(47.9)
Share-based compensation	4.3	3.6	7.0	7.4
Legal settlements and legacy contracts	11.2	-	11.2	-
Capacity utilization	54.7	-	144.9	-
Adjusted EBITDA (ii)	$13.8	$(32.4)	$(15.0)	$(79.0)
Net Loss Margin	(35.9)%	(18.8)%	(45.3)%	(12.2)%
Net Loss / ton	$(529.0)	$(234.3)	$(630.4)	$(143.5)
Adjusted EBITDA Margin (iii)	5.2%	(5.5)%	(2.7)%	(7.1)%
Adjusted EBITDA / ton	$76.0	$(68.6)	$(37.0)	$(83.9)

(i) Financial instruments at fair value are comprised of IPO and LETL Warrant liabilities, earnout liability, share-based payment compensation liability and derivatives.

(ii) See "Non-GAAP Financial Measures" in this Press Release for information regarding the limitations of using EBITDA and Adjusted EBITDA.

(iii) Adjusted EBITDA Margin is Adjusted EBITDA as a percentage of revenue.